NORTHWEST GOLD, INC.
                                 877 N. 8TH WEST
                             RIVERTON, WYOMING 82501

                              INFORMATION STATEMENT

                                   PURSUANT TO
                              SECTION 14(F) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                                 SEC RULE 14F-1

                                  INTRODUCTION

     This Statement is being mailed on or about June 17, 2003 to holders of record on June 12, 2003 to the holders of the shares of common stock, par value $.001 per share (the "Common Stock") of Northwest Gold, Inc., a Wyoming corporation (the "Company"), in connection with the change of the Company's directors to be effected on or after June 28, 2003 following the closing of the transaction discussed below.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     Pursuant to the terms of an agreement (the "Agreement") between the Company and PoGo! Products, Inc., a California corporation ("PoGo"), the Company has acquired all of PoGo's issued and outstanding shares of common stock from the PoGo shareholders in exchange for 12,000,000 "restricted" shares of the Company's Common Stock issued to the PoGo shareholders, pursuant to a voluntary share exchange agreement between the Company and PoGo. PoGo now is a wholly-owned subsidiary of the Company. This transaction (the "Transaction") has been effected by authority of the board of directors of the Company; no approval of the Transaction by the Company's shareholders has been or will be sought by the board of directors. As a result of the Transaction, voting control of the Company has changed, and in the near future, the directors and officers of the Company will change (see below).

     PoGo is engaged in the business of development and marketing of products for the personal digital audio and digital video markets. It develops these products internally and with exclusive relationships with research and development companies located in the United States and abroad. Its products are manufactured in Far East Asia, primarily in Korea and China and are marketed through multiple distribution channels, both foreign and domestic and through its own and partner web sites. PoGo intends to continue to expand its operations and has recently released two new products to the marketplace, Ripflash and Flipster , each of which has received favorable editorial and customer reviews. PoGo is based in Brea, California.

     As of the date of this Information Statement, there are 19,809,794 shares of the Company's Common Stock issued and outstanding. As part of the Transaction, on or before July 17, 2003, U. S. Energy Corp. ("USE," the principal shareholder of the Company) will cancel 3,809,794 of the shares in the Company owned by USE, in order to establish the number of issued and outstanding common shares of the Company at 16,000,000 shares (75% owned by the former PoGo shareholders, 25% by the remaining shareholders of the Company).

     In addition, USE and certain other shareholders of the Company have executed lock up agreements covering 3,214,388 shares of the Company still owned by them (equal to 16.2% of the currently outstanding 19,809,794 shares, or 20% of the 16,000,000 shares to be outstanding after the cancellation


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referred to above), prohibiting sale of any of the locked shares without the
Company's consent until September 12, 2003.

     As a further part of the Transaction agreement, the Company has agreed to give these shareholders anti-dilution rights until the first to occur of 180 days after the closing (i.e., December 14, 2003) or that time when their share ownership falls to 688,060 or fewer shares: If within that period of time, the Company issues shares to anyone without the prior approval of USE, then the Company shall issue additional shares to USE and the other holders of the locked shares, for no consideration, additional shares sufficient to keep USE's and the other shareholders' ownership in the Company at the percentage level they owned prior to a new stock issuance.

     On June 28, 2003, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by PoGo's management (see "Directors and Executive Officers").

                        REASON FOR INFORMATION STATEMENT

     Because all of the directors are being changed otherwise than at a meeting of stockholders, the Company is required by the SEC's rule 14f-1 to provide its stockholders and the SEC with certain information not less than 10 days prior to the date on which the change will take place.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

     There are 19,809,794 shares of the Company's Common Stock issued and outstanding. Each share entitles the record holder to one vote on all matters which are presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.


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                             PRINCIPAL STOCKHOLDERS

     The following shows information with respect to those persons known by us to be record or beneficial owners of more than 5% of the Company's Common Stock, by the current directors of the Company, and by those persons to become directors on June 28, 2003 (Mr. Ahn, Mr. Park and Mr. LaVoie). All ownership is direct unless otherwise noted. Percentage ownership is based on the 19,809,794 shares outstanding, and does not reflect the cancellation (on or before July 16, 2003) of 3,809,794 of the shares held by USE.


    Name and Address               No. of Shares Owned      Percentage Ownership
    ----------------               -------------------      --------------------

U.S. Energy Corp.                     6,982,219 (1)               35.2%
877 North 8th West
Riverton, Wyoming 82501

Harold F. Herron                      7,027,794 (1)(2)            35.5%
877 North 8th West
Riverton, Wyoming 82501

John L. Larsen                        7,027,294 (1)(2)            35.5%
877 North 8th West
Riverton, Wyoming 82501

Robert A. Nicholas                       40,000                       *
103 Grandview Land
Riverton, Wyoming 82501

Robert Scott Lorimer                     40,000                       *
877 North 8th West
Riverton, Wyoming 82501

David Ahn(3)                          7,102,280                   35.8%(4)
590 West Central Ave.,
Suite E
Brea, California 92821

James J. LaVoie(3)
590 West Central Ave.,                  330,050                    1.7%(4)
Suite E
Brea, California 92821

Andrew Park(3)                          241,500                    1.2%(4)
590 West Central Ave.,
Suite E
Brea, California 92821

Nextway Co., Ltd                      1,225,800                    6.2%(4)
590 West Central Ave.,
Suite E
Brea, California 92821

All Current Officers                  7,152,869 (1)                36.1%
and Directors
as a Group (4 persons)

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*     Less than 1%.

(1) Does not reflect the cancellation of 3,809,794 shares (from shares now owned by USE of record, and beneficially by Messrs. Herron and Larsen, see note (2) below), which is to be effected on or before July 16, 2003.
(2) Includes 6,982,219 shares held by USE, over which Messrs. Herron and Larsen exercise shared voting and dispositive powers as directors of USE. Mr. Herron and Mr. Larsen own 45,575 shares and 45,075 shares of the Company's Common Stock individually.
(3) To become directors on June 28, 2003. See "Directors and Executive Officers
- New Officers and Directors." (4) After cancellation of 3,809,794 shares (see note (1)), percentage ownership of the named persons will increase to 44.4% for Mr. Ahn, 1.5% for Mr. Park, 2.1% for Mr. LaVoie, and 7.7% for Nextway Co., Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and Officers of the Company as of the date of this report are as follows:


             Name                  Age            Position
             ----                  ---            --------

        John L. Larsen             71       Chairman of the Board
        Harold F. Herron           49       CEO, Secretary, Treasurer, Director
        Robert A. Nicholas         45       Director
        R. Scott Lorimer           52       Chief Financial Officer


     John L. Larsen has been principally employed as an officer and director of U.S. Energy Corp. ("USE") for more than 35 years. USE is a Nasdaq/NMS listed company which owns mineral properties in Colorado, Wyoming, Utah and California. For more than 20 years, Mr. Larsen has also served as an officer and director of Crested Corp. ("Crested"), a majority-owned subsidiary of USE. Crested's common stock is registered with the SEC under section 12(g) of the Securities Exchange Act of 1934, and is listed on the "Over-the-Counter Electronic Bulletin Board" which is an electronic trading facility maintained by NASD Regulation, Inc. Mr. Larsen is also a director and/or officer of Plateau Resources Limited and Sutter Gold Mining Company, which are private subsidiaries of USE. Mr. Larsen is a director of U.S. Energy Corp.

     Harold F. Herron graduated from the University of Nebraska at Omaha and has a Masters degree in business administration from the University of Wyoming. Mr. Herron is also a director of USE and its vice president since January 1989. Mr. Herron is a son-in-law to Mr. Larsen.

     Robert A. Nicholas has been a director since November 1999. Mr. Nicholas graduated from the University of Wyoming with a degree in political science in 1982 and his law degree from the University of Wyoming College of Law in 1985. Mr. Nicholas conducts a general practice of law which includes performing legal services for USE and its subsidiaries.

     Robert Scott Lorimer has been the Chief Accounting Officer for USE and its affiliated companies (including Northwest Gold) for more than 20 years. Mr. Lorimer has also been Chief Financial Officer for USE and Crested since May 25, 1991, their Treasurer since December 14, 1990, and their Vice President Finance since April 1998. There are no understandings between Mr. Lorimer and any other

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person by which he was named an officer, and he has no family relationship with any of the other executive officers or directors of Northwest Gold, or USE or affiliates of USE.

DIRECTORS AND EXECUTIVE OFFICERS TO BE APPOINTED

         On June 28, 2003, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following officers and directors, and continue to retain their positions with PoGo.


           Name                 Age            Future Position
           ----                 ---            ---------------

        David Ahn                52       Chief Executive Officer, Director
        James J. LaVoie          56       President, Chief Financial Officer,
                                          Director
        Andrew Park              48       Secretary, Director


     David Ahn is the Chief Executive Officer and Chairman of the Board of Directors of PoGo! Products, Inc. Mr. Ahn founded PoGo Products Inc. in 2001. He has over 25 years of experience in selling and importing products manufactured by Asian companies to customers in the United States. Mr. Ahn is also the President of Remote Solution Inc., a company he founded in 1997. Remote Solution, Inc. provides custom consumer electronic products to customers which include TiVo and Harmon Kardon. During Mr. Ahn's tenure, Remote Solution, Inc. licensed key technology from Compaq Computer and was able to launch the world's first hard drive based portable MP3 player, "The Personal Jukebox." Mr. Ahn in 2001 also founded and is President of Remote Control Systems, a company that designs and manufactures OEM remote controls.

     From 1995-1997 Mr. Ahn was President of the US branch of Global Industry, Inc. a Japanese manufacturing and sales company. His extensive executive background includes President of Pactech, Inc., President of MAxpeed Footwear, and Sales Manager for Mitsui OSK Lines. In 1974, Mr. Ahn graduated from Yonsei University, Seoul, Korea with a B.S. and major in biochemistry.

     James LaVoie is the President and a member of the Board of Directors of PoGo! Products, Inc. since the beginning of 2003. From the beginning of 2001 and until the end of 2002, Mr. LaVoie was the Chief Executive Officer of Inter-Continental Services Corporation, a company dedicated to developing various application services. From the middle of 1998 to the beginning of 2001, Mr. LaVoie was President of Global Access Telephone & Technology, Inc., a company which designed and manufactured pager products. From the middle of 1996 to the middle of 1998, Mr. LaVoie was Director and Partner of Starko Wireless Pty Ltd., a wireless design and manufacturing company located in Jakarta, Indonesia and based in Singapore. His background includes extensive management overview, mainly in launching of new products, services, and organizational structuring. Mr. LaVoie previously was CEO and co-founder of Quality Qubed, VP Operations Curtis Electronics, Director of Operations of Emerson Technologies, and Senior Industrial Engineer of Hughs Electronics. Mr. LaVoie attended Long Beach State University from 1979-1981.

     Mr. Park is the Vice President of Operations, Secretary and member of Board of PoGo! Products, Inc. since 2002. Mr. Park has been with PoGo! Products, Inc. since 2000. From 1998 to 2000 Mr. Park was a partner in Holt Garden Center, a wholesale and retail nursery. From 1981 through 1998, Mr. Park held numerous management positions with Sherwood America, a leader in consumer electronics. Positions

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held while at Sherwood America included Director of Corporate Administration and
National Sales Manager. Mr. Park has also held management positions at Remote Solutions, Inc. In 1979, Mr. Park graduated from California State University Los Angeles with a B.S. in Business Marketing and Transportation minor.

COMPENSATION

     The current officers and directors of the Company have not been paid salaries or other compensation by the Company for more than the last three fiscal years. There are no options or warrants outstanding to purchase stock in the Company.

     During the last fiscal year, Mr. David Ahn was paid $60,000 by PoGo in salaries or other compensation. No other officer of PoGo was paid in excess of $100,000 in the last fiscal year. Compensation to be paid the officers of the Company for the remainder of 2003 and thereafter will be determined by the board of directors of the Company.

     PoGo may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this Information Statement, no such plans have been adopted by the Company or PoGo.

RELATED PARTY TRANSACTIONS

     As of the date hereof, no related party transactions exist between PoGo and its present directors, officers, 5% or greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity, and no related party transactions are planned as between such persons and the Company.

     In June 2003 and prior to closing the Transaction, the Company paid its remaining cash (which was $10,000 at December 31, 2002) to U. S. Energy Corp. and conveyed to U. S. Energy Corp. the remaining assets of the Company (stock in U. S. Energy Corp. and its affiliate Crested Corp.) and fully depreciated used mining equipment, to pay off the Company's account payable to U. S. Energy Corp. ($50,100 at December 31, 2002).

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     The Company does not have an audit committee. The board of directors carries out the responsibilities which otherwise would be fulfilled by an audit committee. The Company does not have nominating or compensation committees.

INFORMATION RELATING TO BOARD OF DIRECTORS MEETINGS.

     The Company presently has three directors. During the seven months ended December 31, 2002, the directors held one meeting.


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                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and persons who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the seven months ended December 31, 2002, all filing requirements applicable to officers, directors and greater than 10% beneficial owners were complied with.

Dated: June 17, 2003.

NORTHWEST GOLD, INC.


  /s/  Harold F. Herron
--------------------------------------
Harold Herron, Chief Executive Officer


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